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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41948

RECEIVED
FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NFB Investment Services Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Broadhollow Road
(No. and Street)

Melville	New York	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Kelly (631) 844-0580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name — if individual, state last, first, middle name)

757 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-22-02

OATH OR AFFIRMATION

I, Michael Kelly, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm o NFB Investment Services Corp., as o December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that o a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PAULA BRANDT
Notary Public, State of New York
No. 01BR5059230
Qualified in Suffolk County
Commission Expires April 22 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flow.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Board of Directors
NFB Investment Services Inc.:

We have audited the accompanying statement of financial condition of NFB Investment Services Inc. (formerly Compass Investment Services Corp.) (a wholly-owned subsidiary of North Fork Bancorporation, Inc.), as of December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NFB Investment Services Inc. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 22, 2002

NFB Investment Services Inc.

(formerly Compass Investment Services Corp.)

(a wholly-owned subsidiary of North Fork Bancorporation, Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	2,802,474
Cash segregated under federal regulations		146,775
Deposit with clearing broker		173,340
Receivable from clearing broker		31,714
Commissions receivable		306,832
Furniture, fixtures and equipment, net		60,234
Prepaid expenses		21,105
Other assets		3,300
Total assets	$	3,545,774

Liabilities and Stockholders' Equity

Liabilities:		
Payable to clearing broker	$	19,973
Payable to investment companies		146,775
Commissions payable		113,500
Income taxes payable		1,165,772
Accounts payable and accrued expenses		97,383
Total liabilities		1,543,403
Stockholders' equity:		
Common stock, no stated par, 200 shares authorized issued and outstanding, 100 shares		1,250
Additional paid-in capital		248,750
Retained earnings		1,752,371
Total stockholders' equity		2,002,371
Total liabilities and stockholders' equity	$	3,545,774

See accompanying notes to statement of financial condition.

NFB Investment Services Inc..
(formerly Compass Investment Services Corp.)
(a wholly-owned subsidiary of North Fork Bancorporation, Inc.)

Notes to Statement of Financial Condition

December 31, 2001

(1) General

NFB Investment Services Inc. (formerly Compass Investment Services Corp.) (the Company), a wholly-owned subsidiary of North Fork Bancorporation, Inc. (North Fork), is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company does not clear trades, carry customer accounts or offer margin services. The Company has entered into a clearing arrangement with an unaffiliated registered broker-dealer (the clearing broker) that is a member firm of the New York Stock Exchange and other national securities exchanges to provide these services. The clearing broker is responsible for customer billing, recordkeeping, custody of securities and securities clearance on a fully disclosed basis.

The Company's activities as an introducing broker consist of accepting customer orders for equity and fixed income securities that are executed and processed by the clearing broker. Additionally, the Company accepts customer orders for alternative investment products on a fully disclosed basis with unaffiliated third party vendors.

(2) Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the broker-dealer industry. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified. Actual results could differ from those estimates.

Substantially all of the Company's financial assets and liabilities are carried at market value, or fair value, or are carried at amounts which approximate current fair value due to their short-term nature.

Securities Transactions

Securities transactions, on behalf of customers, are recorded on a settlement date basis.

Income Taxes

The Company uses the asset and liability method for providing for income taxes. The operations of the Company are included in the consolidated Federal and combined New York State and New York City income tax returns filed by North Fork.

Cash

Cash segregated under federal regulations represents monies received by the Company from customers for the purchase of certain alternative investment products. Pursuant to SEC Rule 15c3-3, the Company remits this cash to investment companies within one business day from receipt.

Included in cash and cash equivalents at December 31, 2001 is $132,815 of deposits held by an affiliated bank.

Furniture, Fixtures and Equipment

Fixed assets are carried at cost, less accumulated depreciation. Equipment is periodically reviewed for possible impairment when events or changes in circumstances may affect the underlying basis of the asset.

Furniture and fixtures	$ 6,766
Office equipment	172,355
	179,121
Less accumulated depreciation	118,887
	$ 60,234

(3) Income Taxes

The amount of income tax payable approximates $1.2 million as of December 31, 2001 and is included in the accompanying statement of financial condition.

(4) Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities would expose the Company to off-balance sheet risk in the event the customer or the other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

(5) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1(a)(2)(iv)) which requires the maintenance of minimum net capital of not less than $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 1500% of net capital.

In addition, pursuant to an agreement between the Company and the District Committee for District No.10 of the National Association of Security Dealers, dated February 4, 1994, the Company agreed to continue to maintain 120% (i.e. $50,000) of its minimum net capital requirement pursuant to SEC Rule 15c3-1.

At December 31, 2001, the Company had net capital of $1,630,347, which is in excess of its required net capital of $102,182 by $1,528,165. The Company's aggregate indebtedness to capital ratio was 94.01%.